SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No....)*


                         Curative Health Services, Inc.
                         ------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   231264-10-2
                                  ------------
                                 (CUSIP Number)


                                February 28, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.:  231264-10-2

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(1)  Name of Reporting Person:                               Jon M. Tamiyasu

     I.R.S. Identification Nos. of Above Persons (entities only):  N/A

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group

     (a)      [ ]
     (b)      [ ]

--------------------------------------------------------------------------------

(3)  SEC Use Only

--------------------------------------------------------------------------------

(4)  Citizenship or Place of Organization:                   United States

--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:

        Number of        (5)     Sole Voting Power                       0
        Shares
     Beneficially        (6)     Shared Voting Power               536,194
       Owned by
         Each            (7)     Sole Dispositive Power                  0
        Reporting
       Person With       (8)     Shared Dispositive Power          536,194

--------------------------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person: 536,194

--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row 9               5.31%

--------------------------------------------------------------------------------

(12) Type of Reporting Person                                      IN

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





SCHEDULE 13G

CUSIP No.:  231264-10-2

--------------------------------------------------------------------------------

(1)  Name of Reporting Person:                               Ellen M. Tamiyasu

     I.R.S. Identification Nos. of Above Persons (entities only):  N/A

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group

     (a)      [ ]
     (b)      [ ]

--------------------------------------------------------------------------------

(3)  SEC Use Only

--------------------------------------------------------------------------------

(4)  Citizenship or Place of Organization:                   United States

--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:

        Number of        (5)     Sole Voting Power                       0
        Shares
     Beneficially        (6)     Shared Voting Power               536,194
       Owned by
         Each            (7)     Sole Dispositive Power                  0
       Reporting
       Person With       (8)     Shared Dispositive Power          536,194
--------------------------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person: 536,194

--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row 9               5.31%

--------------------------------------------------------------------------------

(12) Type of Reporting Person                                      IN

--------------------------------------------------------------------------------

SCHEDULE 13G

CUSIP No.:  231264-10-2

--------------------------------------------------------------------------------

(1)  Name of Reporting Person:       The Tamiyasu Trust, dated December 16, 1997

     I.R.S. Identification Nos. of Above Persons (entities only): N/A

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group

     (a)      [ ]
     (b)      [ ]

--------------------------------------------------------------------------------

(3)  SEC Use Only

--------------------------------------------------------------------------------

(4)  Citizenship or Place of Organization:                   California

--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With:

      Number of          (5)     Sole Voting Power                       0
        Shares
     Beneficially        (6)     Shared Voting Power               536,194
       Owned by
         Each            (7)     Sole Dispositive Power                  0
      Reporting
      Person With        (8)     Shared Dispositive Power          536,194

--------------------------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person: 536,194

--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row 9               5.31%

--------------------------------------------------------------------------------

(12) Type of Reporting Person                                      OO

--------------------------------------------------------------------------------

SCHEDULE 13G

ITEM 1(a)  Name of Issuer:

           Curative Health Services, Inc.

ITEM 1(b)  Address of Issuer's Principal Executive Offices:

           150 Motor Parkway, Hauppauge, New York  11788-5108

ITEM 2(a)  Name of Persons Filing:

           Jon M. Tamiyasu and Ellen M. Tamiyasu are husband and wife. The Tamiyasu Trust, dated December 16, 1997 (the "Trust") is a revocable estate planning trust. Mr. and Ms. Tamiyasu are the trustees of the Trust.

ITEM 2(b)  Address or Principal Business Office or, if none, Residence:

           31336 Via Colinas, Suite 101, Westlake Village, California  91362

ITEM 2(c)  Citizenship:

           Mr. and Ms. Tamiyasu are citizens of the United States. The Trust is formed under the laws of the State of California.

ITEM 2(d)  Title of Class of Securities:

           Common Stock, par value $0.01 per share

ITEM 2(e)  CUSIP No.:

           231264-10-2

ITEM 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
           (c), check whether the person filing is a:

     [ ]   Broker or dealer registered under Section 15 of the Act.

     [ ]   Bank as defined in Section 3(a)(6) of the Act.

     [ ]   Insurance Company as defined in Section 3(a)(19) of the Act.

     [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

     [ ]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).


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





     [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1) (ii)(F).

     [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1) (ii)(G).

     [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

     [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.    Ownership

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
           Item 1.

           Jon M. Tamiyasu:

           (a)  Amount beneficially owned:                             536,194

           (b)  Percent of class:                                        5.31%

           (c)  Number of shares as to which such person has:

                (i)      Sole power to vote or to direct the vote            0

                (ii)     Shared power to vote or to direct the vote    536,194

                (iii)    Sole power to dispose or to direct the
                         disposition of                                      0

                (iv)     Shared power to dispose or to direct the
                         disposition of                                536,194

           Ellen M. Tamiyasu:

           (a)  Amount beneficially owned:                             536,194

           (b)  Percent of class:                                        5.31%

           (c)  Number of shares as to which such person has:

                (i)      Sole power to vote or to direct the vote            0

                (ii)     Shared power to vote or to direct the vote    536,194

                (iii)    Sole power to dispose or to direct the
                         disposition of                                      0

                (iv)     Shared power to dispose or to direct the
                         disposition of                                536,194

           The Tamiyasu Trust, dated December 16, 1997:

           (a)  Amount beneficially owned:                             536,194

           (b)  Percent of class:                                        5.31%

           (c)  Number of shares as to which such person has:

                (i)      Sole power to vote or to direct the vote            0

                (ii)     Shared power to vote or to direct the vote    536,194

                (iii)    Sole power to dispose or to direct the
                         disposition of                                      0

                (iv)     Shared power to dispose or to direct the
                         disposition of                                536,194

     The Trust is the record owner of 456,592 shares. Since Mr. and Ms. Tamiyasu are the co-trustees of the Trust, they may be deemed to share voting and dispositive power over such shares. In addition, the Trust has pledged 12,438 of such shares to Curative Health Services, Inc. ("Curative") to secure repayment of a note owed to Curative by a third party.

     An additional 79,602 shares are held of record by Var & Co., nominee for U.S. Bank, N.A., which holds such shares as an escrow holder pursuant to an escrow agreement. Such shares are subject to forfeiture to Curative in payment of indemnification claims that Curative may have against Mr. Tamiyasu or the Trust during an eighteen-month period ending September 28, 2003.

     In addition, Mr. Tamiyasu has agreed for a one-year period ending February 28, 2003, to vote all of the shares as directed by Gary D. Blackford, the former Chief Executive Officer of Curative, with respect to (i) the acquisition by Curative of another entity, (ii) the election of directors and changes to Curative's Articles of Incorporation or Bylaws, or (iii) any proposal for an employee benefit plan submitted to Curative's shareholders. Accordingly, Mr. Blackford may be deemed to share voting power over such shares.

ITEM 5.    Ownership of 5 Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

ITEM 6.    Ownership of More than 5 Percent on Behalf of Another Person

           N/A

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

           N/A

ITEM 8.    Identification and Classification of Members of the Group

           N/A

ITEM 9.    Notice of Dissolution of Group

           N/A

ITEM 10.   Certifications

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 21, 2002                          The Tamiyasu Trust, dated
                                               December 16, 1997



/s/ Jon M. Tamiyasu                            /s/ Jon M. Tamiyasu
---------------------------------              ---------------------------------
Jon M. Tamiyasu                                Jon M. Tamiyasu, Trustee


/s/ Ellen M. Tamiyasu                          /s/ Ellen M. Tamiyasu
---------------------------------              ---------------------------------
Ellen M. Tamiyasu                              Ellen M. Tamiyasu, Trustee


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